SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) January 12, 2004

GenCorp Inc.

(Exact Name of Registrant as Specified in Charter)

Ohio	1-01520	34-0244000
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	IRS Employer Identification No.)

Highway 50 and Aerojet Road, Rancho Cordova, California	95670
(Address of Principal Executive Offices)	(Zip Code)
P.O. Box 537012, Sacramento, California	95853-7012
(Mailing Address)	(Zip Code)

Registrant’s telephone number, including area code (916) 355-4000

TABLE OF CONTENTS

Item 5. Other Events
Item 7. Exhibits
SIGNATURE
EX-99.1 News Release
EX-99.2 News Release

Item 5. Other Events

Attached hereto as Exhibit 99.1 and incorporated herein by this reference is the text of the registrant's press release which was issued on January 12, 2004.

Attached hereto as Exhibit 99.2 and incorporated herein by this reference is the text of the registrant's press release which was issued on January 13, 2004.

Exhibit 99.1 is a GenCorp Inc. press release dated January 12, 2004, in which GenCorp announced that it is seeking to raise, subject to market and other conditions, $100,000,000 through a private placement of contingent convertible fixed rate subordinated notes. The Company may raise up to an additional $25 million if one of the initial purchasers exercises its option to purchase additional notes.

Exhibit 99.2 is a GenCorp Inc. press release dated January 13, 2004, in which GenCorp announced that it has agreed to sell $100 million aggregate principal amount of its contingent convertible fixed rate subordinated notes due 2024 in a private placement pursuant to Rule 144A under the Securities Act of 1933, as amended.

Item 7. Exhibits

99.1   GenCorp Inc.'s press release dated January 12, 2004.

99.2   GenCorp Inc.'s press release dated January 13, 2004.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENCORP INC

By: /s/ Gregory Kellam Scott

Name: Gregory Kellam Scott
Title: Senior Vice President, Law;
             General Counsel and Secretary

Dated: January 14, 2004